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08028762

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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67460~~

8-48519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **NORTH AMERICAN CLEARING, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 WEST STATE ROAD 434
(No. and Street)

LONGWOOD	**FLORIDA**	**32750**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY WARD **407-774-6281**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

TA 3/20

OATH OR AFFIRMATION

I, TIMOTHY WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH AMERICAN CLEARING, INC., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Public Notary

SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD464072
EXPIRES 8/21/2009
BONDED THRU 1-888-NOTARY1

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH AMERICAN CLEARING, INC.
FINANCIAL STATEMENTS
FOR THE YEAR
ENDED DECEMBER 31, 2007
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

NORTH AMERICAN CLEARING, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statements of financial condition of North American Clearing, Inc. as of December 31, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Clearing, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 u8nder the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 28, 2008

NORTH AMERICAN CLEARING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 4,210,220
Deposits with clearing organizations	1,996,820
Customer receivables	20,903,105
Receivables from brokers-dealers and clearing organizations	3,404,497
Securities purchased, not yet sold	12,009
Other current assets	175,747
Property and equipment, net of accumulated depreciation of $207,558	64,085
Goodwill	960,414
	$31,726,897

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Cash overdrafts	$ 805,790
Payable to customers	20,900,944
Short-term note payable	2,995,000
Payable to broker-dealers and clearing organizations	1,758,367
Securities sold, not yet purchased	1,823,232
Accounts payable	52,305
Accrued expenses	409,804
Total liabilities	28,745,443
Stockholder's equity:	
Common stock, par value $1.00, 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	4,002,331
Retained earnings	(1,030,877)
Total stockholder's equity	2,981,454
	$31,726,897

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Clearing revenue, net	$ 2,077,023
Order execution trading revenues, net	1,102,684
Other income	1,880,078
Interest and dividend	280,708
	5,340,493
EXPENSES:	
Wages, taxes and benefits	$ 1,935,296
Other operating expenses	1,431,675
Commissions to brokers	92,757
Execution costs	354,189
Clearing costs	291,252
Occupancy	70,316
Interest	496,862
Depreciation and amortization	12,129
Telephone and communications	61,681
Advertising	194,384
	4,940,542
Net Income	$ 399,951

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2007	10,000	$ 10,000	$ 4,002,331	$ (1,290,877)	$ 2,721,454
Distributions	-	-		(139,951)	(139,951)
Net Income	-	-	-	399,951	399,951
Balance, December 31, 2007	10,000	$ 10,000	$ 4,002,331	$ (1,030,877)	$ 2,981,454

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 399,951
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation and amortization	12,129
Increase or decrease in assets and liabilities:	
(Increase) in cash deposit with clearing brokers	(1,546,913)
Decrease in receivables from customers	8,336,090
(Increase) in receivables from broker-dealers and clearing organizatons	(1,700,146)
(Increase) in other current assets	(97,416)
Decrease in Other Assets	171,496
Increase in cash overdrafts	107,515
(Decrease) in payable to customers	(1,573,946)
Increase in payable to broker-dealers and clearing organizations	226,637
Increase in securities sold, not yet purchased	1,462,300
Increase in accounts payable and accrued expenses	60,701
Net cash provided in operating activities	5,858,399
CASH FLOW FROM FINANCING ACTIVITIES:	
Short-term borrowings	(9,045,000)
Asset Purchases	(35,083)
Other assets	-
Distributions to shareholder	(139,951)
Net cash used by financing activities	(9,220,034)
Net decrease in cash	(3,361,635)
Cash at the beginning of year	7,571,855
Net cash at end of year	$ 4,210,220
SUPPLEMENTAL INFORMATION:	
Interest paid during the year	$ 496,862
Federal and state taxes paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

North American Clearing, Inc. (the "Company"), was incorporated on July 24, 1995 in the state of Florida. The Company acts as a principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for other independent broker dealers. The Company's main office is in Longwood, Florida.

Cash and Cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Receivables from and payable to customers – Accounts receivable from and payable to customers include amounts due on cash and margin accounts. Securities owned by customers are held as collateral for receivables.

Securities owned and securities sold, not yet purchased - Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income. At December 31, 2007, the Company had securities owned of $12,009, and had securities sold, not yet purchased of $1,823,232.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Impairment of long-lived assets – The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the year ended December 31, 2007.

Securities transactions - Securities transactions and the related revenue and expenses are recorded on a trade date basis.

NORTH AMERICAN CLEARING, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing revenue – Clearing revenue are revenues earned by the Company for clearing services, which involve confirmation, receipt, settlement, custody and delivery of securities for other broker dealers.

Order execution trading revenues, net – Order execution trading revenues, net are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order executions services.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2007 were approximately $194,384.

Income taxes – The Company, with the consent of its stockholder, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholder. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Management estimates and assumptions – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company leases office space under an operating lease from a corporation owned by its controlling shareholder. For the year ended December 31, 2007, the shareholder waived payment of rent due by the company. Under terms of the operating lease, the Company paid approximately $29,587 for repairs and maintenance of the office space facility.

3. RECEIVABLES FROM AND PAYABLE TO BROKER -DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2007, consisted of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,095,893	$ 247,080
Deposits on securities borrowed	1,481,031	-
PAIB	228,180	946,648
Other amounts due from/to broker dealers	598,943	564,639
	$ 3,404,047	$ 1,758,367

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits are not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2007:

Furniture and fixtures	$ 84,595
Computer equipment	187,048
	271,643
Less accumulated depreciation and amortization	(207,558)
	$ 64,085

Depreciation expense recorded on furniture, equipment and software for the twelve months ended December 31, 2007 was $12,129.

5. SHORT-TERM DEBT

The Company has a line-of-credit (the "LOC") totaling $25,000,000 with a commercial bank collateralized by customer margin account securities. Borrowings under the LOC bear interest at the bank's prime rate plus 2% at December 31, 2007. Loan amounts are restricted to a percentage of the market value of the related margin accounts. The LOC expires on July 31, 2008 and is subject to termination at any time at the bank's discretion. The average interest rate on the LOC was approximately 6.15% during the year ended December 31, 2007. At December 31, 2007, the Company pledged approximately $3,310,391 of non-fully or partially paid customer securities against the LOC's balance of $2,995,000. Additionally, at December 31, 2007, the Company had bank overdrafts of approximately $805,790 due to the same bank.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), and the requirements of the securities exchanges of which it is a member, if any. The Rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted under the Rule, which requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2007, the Company had net capital of $1,534,341, which was approximately 6.0% of aggregate debit balances of $26,329,325. At December 31, 2007, the Company had $1,007,754 excess of required net capital.

The Company is also subject to Rule 15c-3 under the Securities and Exchange Act of 1934, which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2007, the Company had a reserve requirement of $1,482,945, however, the Company had $842,536 deposited in the account. The Company deposited an additional $1,150,000 into the special reserve bank account on January 2, 2008 to comply with the Rule.

7. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of the sale. At December 31, 2007, the Company had sold $1,823,232 of securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are translated on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase and sell financial instruments at prevailing prices to fulfill customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer t deposit additional collateral pursuant to such guidelines or to reduce positions.

The Company's customer financing and securities activities require the Company pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event other parties are unable to meet contractual obligations to return customer securities pledged as collateral, the Company may be exposed to risks of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company maintains cash balances at two national banks and one community bank. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

8. COMMITMENT AND CONTINGENCIES

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

SCHEDULE I
NORTH AMERICAN CLEARING, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

	Unaudited Focus Report Filing as Filed	Audit Adjustments	Audited Financial Statements
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity	$ 3,113,202	$ (131,748)	$2,981,454
Deduct:			
Non-allowable assets:			
Partly secured accounts	35,344	-	35,344
Furniture and equipment, net	28,214	35,871	64,085
Goodwill and other assets	960,413		960,413
Prepaid expenses and employee advances	175,747	-	175,747
Total non-allowable assets	1,199,718	35,871	1,235,589
Net capital before haircuts on securities positions	1,913,484		1,745,865
Less: Haircuts on securities positions	211,524	0	211,524
Net capital	$ 1,701,960	$ -	$1,534,341

CALCULATION OF ALTERNATIVE NET CAPITAL REQUIREMENT:

2% aggregate debit items (or $250,000, if greater)
as shown in formula for reserve requirements pursuant
to Rule 15c3-3 prepared as of date of net capital

Computation	$ 526,587
Excess net capital	$ 1,007,754
Percent of net capital to aggregate debit items	6%

The accompanying notes are an integral part of these financial statements.

SCHEDULE II
NORTH AMERICAN CLEARING, INC.
COMPUTATION AND RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	$ 20,900,944
Monies borrowed collaterialized by securities carried in the accounts of customers	2,995,000
Monies payable against customers' securities loaned	1,823,232
Fails to receive	247,080
Other	1,056,135
Total credit items	$ 27,022,390
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful for collection net of deductions	$ 20,903,105
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,481,031
Failed to deliver of customers' securities not older than 30 calendar days	884,369
Other	538,475
Customer Operations Cash Accounts used exclusively for Customer settlement	962,284
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	1,560,062
Gross debit items	$ 26,329,325
Less 3% charge	(789,880)
Total debit items	$ 25,539,445
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ 1,482,945
Required deposit	$ 1,482,945
Amount held on deposit in "Reserve Bank Account" including value of qualified securities, at end of reporting period	$ 842,536

The accompanying notes are an integral part of these financial statements.

SCHEDULE III
NORTH AMERICAN CLEARING, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but which required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items	-

2) Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "termporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Number of items	-

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

Report on the Internal Control Structure Under Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Board of Directors
North American Clearing, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of North American Clearing, Inc. for the year ended December 31, 2007, we considered its internal control structure, including control activities to safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by North American Clearing, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements of prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibilty are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets including securities, that we consider to be material weaknesses as defined above.

Ohab and Company, PA

February 28, 2008